Global Markets & Investment Banking

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New York, New York 10080
212-449-6500

January 23, 2007

Ms. Laura E. Hatch
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	THE GABELLI GLOBAL DEAL FUND (the “Fund”)
Form N-2 Registration Statement No. 333-138141
Investment Company Act File No. 811-21969

Dear Ms. Hatch:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we on behalf of the several underwriters wish to advise you that the amended Registration Statement, Form N-2 as filed on December 27, 2006, and Preliminary Prospectus dated December 27, 2006 will be distributed during the period December 27, 2006 through January 25, 2007 as follows: approximately 135,000 copies of the Preliminary Prospectus and a limited number of Registration Statements will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the undersigned, on behalf of the underwriters of the offering of Common Shares of Beneficial Interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Time on January 25, 2007, or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
On Behalf of the Several Underwriters

/s/ Richard A. Diaz
By: Richard A. Diaz
Title: Authorized Signatory